                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                            Tele-Communications, Inc.
                    -----------------------------------------
                                (NAME OF ISSUER)

1. Tele-Communications, Inc. Series A TCI Group Common Stock, par value $1.00 per share ("Series A TCI Group Common Stock")

2. Tele-Communications, Inc. Series B TCI Group Common Stock, par value $1.00 per share ("Series B TCI Group Common Stock")

3. Tele-Communications, Inc. Series A Liberty Media Group Common Stock, par value $1.00 per share ("Series A Liberty Media Group Common Stock")

4. Tele-Communications, Inc. Series B Liberty Media Group Common Stock, par value $1.00 per share ("Series B Liberty Media Group Common Stock")

5. Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $.01 per share ("Class B Preferred Stock")

                      ------------------------------------

                         (TITLE OF CLASS OF SECURITIES)

1. Series A TCI Group Common Stock:                                   87924V101
2. Series B TCI Group Common Stock:                                   87924V200
3. Series A Liberty Media Group Common Stock:                         87924V507
4. Series B Liberty Media Group Common Stock:                         87924V606
5. Class B Preferred Stock:                                           87924V309

                    -----------------------------------------
                                 (CUSIP NUMBER)

                             Raymond L. Sutton, Jr.
                              Baker & Hostetler LLP
                        303 East 17th Avenue, Suite 1100
                             Denver, Colorado 80203
-------------------------------------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)

                                February 3, 1997
                    -----------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Exhibit Index on Page A-1

                                   CUSIP Nos.


Series A TCI Group Common Stock:                                                                          87924V101
Series B TCI Group Common Stock:                                                                          87924V200
Series A Liberty Media Group Common Stock:                                                                87924V507
Series B Liberty Media Group Common Stock:                                                                87924V606
Class B Preferred Stock:                                                                                  87924V309
---------------------------------------------------------------------------------------------------------------------
             1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
                  Kim Magness
---------------------------------------------------------------------------------------------------------------------
             2)   Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a)    / /
                  (b)    /X/
---------------------------------------------------------------------------------------------------------------------
             3)   SEC Use Only
---------------------------------------------------------------------------------------------------------------------
             4)   Source of Funds (See Instructions)          BK
---------------------------------------------------------------------------------------------------------------------
             5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
                  Items 2(d) or 2(e)  /  /
---------------------------------------------------------------------------------------------------------------------
             6)   Citizenship or Place of Organization   U.S.A.
---------------------------------------------------------------------------------------------------------------------
                  7) Sole Voting Power            Series A TCI Group Common Stock                       8,989,544(1)
                                                  Series B TCI Group Common Stock                       6,864,212(2)
                                                  Series A Liberty Media Group Common Stock             3,371,074(1)
                                                  Series B Liberty Media Group Common Stock             1,716,053(2)
                                                  Class B Preferred Stock                                          0
                  ---------------------------------------------------------------------------------------------------
                  8) Shared Voting Power          Series A TCI Group Common Stock                                  0
Number of Shares                                  Series B TCI Group Common Stock                                  0
                                                  Series A Liberty Media Group Common Stock                        0
  Beneficially                                    Series B Liberty Media Group Common Stock                        0
                                                  Class B Preferred Stock                                          0
  Owned by Each   ---------------------------------------------------------------------------------------------------
                  9) Sole Dispositive Power       Series A TCI Group Common Stock                       8,989,544(1)
Reporting Person                                  Series B TCI Group Common Stock                       6,864,212(2)
                                                  Series A Liberty Media Group Common Stock             3,371,074(1)
      With                                        Series B Liberty Media Group Common Stock             1,716,053(2)
                                                  Class B Preferred Stock                                          0
                  ---------------------------------------------------------------------------------------------------
                  10) Shared Dispositive Power    Series A TCI Group Common Stock                                  0
                                                  Series B TCI Group Common Stock                                  0
                                                  Series A Liberty Media Group Common Stock                        0
                                                  Series B Liberty Media Group Common Stock                        0
                                                  Class B Preferred Stock                                          0
---------------------------------------------------------------------------------------------------------------------
                  11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                  Series A TCI Group Common Stock                       8,989,544(1)
                                                  Series B TCI Group Common Stock                       6,864,212(2)
                                                  Series A Liberty Media Group Common Stock             3,371,074(1)
                                                  Series B Liberty Media Group Common Stock             1,716,053(2)
                                                  Class B Preferred Stock                                          0
---------------------------------------------------------------------------------------------------------------------
             Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                / /
---------------------------------------------------------------------------------------------------------------------
             13) Percent of Class Represented by Amount in Row (11) 1.5% of
                  Series A TCI Group Common Stock 8.1% of Series B TCI Group
                  Common Stock 1.5% of Series A Liberty Media Group Common Stock
                  8.1% of Series B Liberty Media Group Common Stock 0% of Class
                  B Preferred Stock
---------------------------------------------------------------------------------------------------------------------
             14)  Type of Reporting Person (See Instructions)    IN
---------------------------------------------------------------------------------------------------------------------

                  (1) Series B TCI Group Common Stock and Series B Liberty Media
             Group Common Stock are convertible at any time on a one-for-one basis into Series A TCI Group Common Stock and Series A Liberty Media Group Common Stock, respectively. SEE Item 5 below. The numbers of shares of Series A TCI Group Common Stock and Series A Liberty Media Group Common Stock shown in rows 7 through 11 above assume that the shares of Series B TCI Group Common Stock and Series B Liberty Media Group Common Stock shown in rows 7 through 11 above have been converted into shares of Series A TCI Group Common Stock and Series A Liberty Media Group Common Stock, respectively.

                  (2) SEE Item 5.

ITEM 1.  SECURITY AND ISSUER

     Kim Magness hereby amends and supplements the statement on Schedule 13D (the "Statement") with respect to the following shares of stock of Tele-Communications, Inc. beneficially owned by Kim Magness:

     1. Tele-Communications, Inc. Series A TCI Group, Common Stock, par value $1.00 per share ("Series A TCI Group Common Stock");

     2. Tele-Communications, Inc. Series B TCI Group, Common Stock, par value $1.00 per share ("Series B TCI Group Common Stock");

     3. Tele-Communications, Inc. Series A Liberty Media Group, Common Stock, par value $1.00 per share ("Series A Liberty Media Group Common Stock");

     4. Tele-Communications, Inc. Series B Liberty Media Group, par value $1.00 per share ("Series B Liberty Media Group Common Stock");

     5. Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $.01 per share ("Class B Preferred Stock").

     The issuer of the Series A TCI Group Common Stock, the Series B TCI Group Common Stock, the Series A Liberty Media Group Common Stock, the Series B Liberty Media Group Common Stock, the Series A Ventures Group Common Stock, the Series B Ventures Group Common Stock and the Class B Preferred Stock (collectively, the "Company Securities") is Tele-Communications, Inc. (the "Company") whose principal executive offices are located at Terrace Tower II, 5619 DTC Parkway, Englewood, Colorado 80111.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 of the Statement is hereby amended and supplemented by adding the following:

     On December 13, 1996, the Board of Directors of the Company declared a stock dividend (the "Dividend") to holders of its Series A Liberty Group Common Stock and its Series B Liberty Group Common Stock of shares of its Series A Liberty Group Common Stock. The Dividend was paid on January 13, 1997 to holders of record at the close of business on December 27, 1996 (the "Record Date"). Holders of record on the Record Date received one share of Series A Liberty Group Common Stock for every two shares of Series A Liberty Group Common Stock and one share of Series A Liberty Group Common Stock for every two shares of Series B Liberty Group Common Stock held by such holders on the Record Date.

     In connection with the Dividend, the Company has made certain adjustments to its outstanding stock options and stock appreciation rights in accordance with the anti-dilution provisions of the respective stock option plans. Based on these adjustments, each stock option to acquire shares of Series A Liberty Group Common Stock has been increased such that the option now entitled the holder thereof to acquire an additional share of Series A Liberty Group Common Stock for every two shares of Series A Liberty Group Common Stock subject to the unexercised option on January 14, 1997, and the exercise price therefor has been appropriately adjusted to reflect the right to acquire said additional shares.

     Immediately prior to the Dividend, the Betsy Magness Estate owned 526,333 shares of Series A Liberty Group Common Stock and 1,586,553 shares of Series B Liberty Group Common Stock. In addition, Kim Magness owned 129,500 shares of Series B Liberty Group Common Stock and had an option to purchase 12,500 shares of Series A Liberty Group Common Stock.

     As a result of the Dividend, the Betsy Magness Estate received 1,056,438 additional shares of Series A Liberty Group Common Stock and Kim Magness received an additional 64,750 shares of Series A Liberty Group Common Stock. In addition, Kim Magness' option to purchase 12,500 shares of Series A Liberty Group Common Stock has been increased to an option to purchase 18,750 shares of Series A Liberty Group Common Stock.


ITEM 4.  PURPOSE OF TRANSACTION

     Item 4 of the Statement is hereby amended and supplemented by adding the following:

     On December 13, 1996, the Board of Directors of the Company declared the Dividend to holders of its Series A Liberty Group Common Stock and its Series B Liberty Group Common Stock of shares of its Series A Liberty Group Common Stock. The Dividend was paid on January 13, 1997 to holders of record on the Record Date. Holders of record on the Record Date received one share of Series A Liberty Group Common Stock for every two shares of Series A Liberty Group Common Stock and one share of Series A Liberty Group Common Stock for every two shares of Series B Liberty Group Common Stock held by such holders on the Record Date.

     In connection with the Dividend, the Company has made certain adjustments to its outstanding stock options and stock appreciation rights in accordance with the anti-dilution provisions of the respective stock option plans. Based on these adjustments, each stock option to acquire shares of Series A Liberty Group Common Stock has been increased such that the option now entitled the holder thereof to acquire an additional share of Series A Liberty Group Common Stock for every two shares of Series A Liberty Group Common Stock subject to the unexercised option on January 14, 1997, and the exercise price therefor has been appropriately adjusted to reflect the right to acquire said additional shares. This same adjustment has been made to the stock appreciation rights with respect to the Series A Liberty Group Common Stock related to such options.

     Immediately prior to the Dividend, the Betsy Magness Estate owned 526,333 shares of Series A Liberty Group Common Stock and 1,586,553 shares of Series B Liberty Group Common Stock. In addition, Kim Magness owned 129,500 shares of Series B Liberty Group Common Stock and had an option to purchase 12,500 shares of Series A Liberty Group Common Stock.

     As a result of the Dividend, the Betsy Magness Estate received 1,056,438 additional shares of Series A Liberty Group Common Stock and Kim Magness received an additional 64,750 shares of Series A Liberty Group Common Stock. In addition, Kim Magness' option to purchase 12,500 shares of Series A Liberty Group Common Stock has been increased to an option to purchase 18,750 shares of Series A Liberty Group Common Stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Item 5(a) of the Statement is hereby deleted in its entirety and replaced with the following:

     (a) The aggregate number and percentage of the Company Securities beneficially owned by the filing person are as follows:


                                                AMOUNT AND NATURE OF          PERCENT OF           TOTAL
  TITLE OF CLASS                                BENEFICIAL OWNERSHIP        CLASS POWER(1)    VOTING POWER(1)
  --------------                                --------------------        --------------    ---------------
                                                                                                       4.7%
  Series A TCI Group Common Stock               8,989,544(2)(3)(4)                    1.5%
  Series B TCI Group Common Stock               6,864,212(2)(3)                       8.1%
  Series A Liberty Media Group Common Stock     3,371,074(2)(3)(4)                    1.5%
  Series B Liberty Media Group Common Stock     1,716,053(2)(3)                       8.1%
  Class B Preferred Stock                               0                               0%


(1) Based on 597,497,573 shares of Series A TCI Group Common Stock, 84,647,065 shares of Series B TCI Group Common Stock, 228,558,926 shares of Series A Liberty Media Group Common Stock, 21,187,969 shares of Series B Liberty Media Group Common Stock and 1,620,026 shares of Class B Preferred Stock outstanding on January 31, 1997, and 70,575 shares of Convertible Preferred Stock, Series C, 6,695,427 shares of Redeemable Convertible TCI Group Preferred Stock, Series G, and 6,695,427 shares of Redeemable Convertible Liberty Media Group Preferred Stock, Series H, outstanding December 31, 1996, as set forth in the Company's 10-K for fiscal year ended December 31, 1996.

(2) Series B TCI Group Common Stock and Series B Liberty Media Group Common ("Series B Shares") are convertible at any time on a one-for-one basis into Series A TCI Group Common Stock and Series A Liberty Media Group Common Stock ("Series A Shares"), respectively. The numbers of shares of Series A TCI Group Common Stock and Series A Liberty Media Group Common Stock shown in this Item 5 assume that the shares of Series B TCI Group Common Stock and Series B Liberty Media Group Common Stock have been fully converted into shares of Series A TCI Group Common Stock and Series A Liberty Media Group Common Stock, respectively.

     In addition, each share of Series B TCI Group Common Stock and Series B Liberty Media Group Common Stock is entitled to 10 votes per share and each share of Series A TCI Group Common Stock and Series A Liberty Media Group Common Stock is entitled to one vote per share. Holders of Class B Preferred Stock vote with the holders of the Series A TCI Group Common Stock, Series B TCI Group Common Stock, Series A Liberty Media Group Common Stock and Series B Liberty Media Group Common Stock, and certain classes/series of the Company preferred stock on the election of directors. Accordingly, when these series and classes of stock are aggregated, Kim Magness may be deemed to currently beneficially own voting equity securities representing approximately 4.7% of the voting power with respect to a general election of directors of the Company.

(3) Kim Magness is the personal representative of the Betsy Magness Estate. According, the following shares beneficially owned by the Betsy Magness Estate are reflected in full in Kim Magness' share information: (i) 8,451,544 shares of Series A TCI Group Common Stock, (ii) 6,346,212 shares of Series B TCI Group Common Stock, (iii) 3,169,324 shares of Series A Liberty Media Group Common Stock and (iv) 1,586,553 shares of Series B Liberty Media Group Common Stock. The foregoing share numbers assume the conversion in full of all Series B Shares into Series A Shares. SEE footnote 2 to this Item 5(a) for an explanation of the convertibility of Series B Shares into Series A Shares.

(4) Includes the exercise in full of options granted to Kim Magness in November 1995, pursuant to the Company's Director Stock Option Plan, to acquire 20,000 shares of Series A TCI Group Common Stock and 7,500 shares of Series A Liberty Media Group Common Stock. Options to acquire 50,000 shares of Series A TCI Group Common stock and 18,750 shares of Series A Liberty Media Group Common Stock are covered by such grant, of which options to acquire 20,000 and 7,500 shares respectively are currently exercisable. No additional options are exercisable within the next 60 days.

     Item 5(b) of the Statement is hereby deleted in its entirety and replaced with the following:

     (b) The following indicates for the filing person the number of shares of Company Securities as to which there is sole or shared power to vote or dispose of the shares:

                                                                        Shared
                      Class of Security                Sole Power        Power
                      -----------------                ----------        -----
          Series A TCI Group Common Stock               8,989,544          0
          Series B TCI Group Common Stock               6,864,212          0
          Series A Liberty Media Group Common Stock     3,371,074          0
          Series B Liberty Media Group Common Stock     1,716,053          0
          Class B Preferred Stock                               0          0



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

          None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  October 8, 1998





   /s/ Kim Magness
-----------------------------
Kim Magness